SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                ___________

                                 FORM 11-K

                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



   (Mark One):

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

        For the fiscal year ended December 31, 1999

                                    OR

   [ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF  THE  SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from _______ to _______



                    Commission File No. 1-14365


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          El Paso Energy Corporation Retirement Savings Plan
                (herein referred to as the "Plan")


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      El Paso Energy Corporation
                 (herein referred to as the "Company")
                       1001 Louisiana Street
                       Houston, Texas  77002

                           REQUIRED INFORMATION

     Item 4.

     Financial Statements and Exhibits

     (a) Financial Statements and Supplemental Schedules for the Years Ended December 31, 1999, and 1998:

           Report of Independent Accountants

           Financial Statements:

           Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1999

           Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1998

           Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1999

           Notes to Financial Statements

           Supplemental Schedules:

           Schedule H
             Line 4i  - Schedule of Assets Held for Investment Purposes  as
                         of December 31, 1999

           Schedule H
             Line 4j - Schedule of Reportable Transactions for  the  Year
                         Ended December 31, 1999

          (b)   Exhibits:

          Exhibit
            No.            Description
          -------          -----------

            23             Consent of Independent Accountants

                          SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   El Paso Energy Corporation
                                   Retirement Savings Plan

                                   By  /s/ Jeffrey I. Beason
                                   _________________________
                                        Jeffrey I. Beason
                                       Vice President and
                                           Controller

       Date:  June 28, 2000

                        EL PASO ENERGY CORPORATION
                         RETIREMENT SAVINGS PLAN
                              -------------


                          FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULES
                   WITH REPORT OF INDEPENDENT ACCOUNTANTS


                        December 31, 1999 and 1998

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN
                               ____________

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  WITH REPORT OF INDEPENDENT ACCOUNTANTS

                                 INDEX



                                                                 Page
                                                                 ----

Report of Independent Accountants...............................   2

Financial Statements:
  Statement of Net Assets Available for Plan Benefits with
   Fund Information as of December 31, 1999.....................   3

  Statement of Net Assets Available for Plan Benefits with
   Fund Information as of December 31, 1998.....................   4

  Statement of Changes in Net Assets Available for Plan
   Benefits with Fund Information for the year ended
   December 31, 1999.............................................  5

  Notes to Financial Statements..................................  6

Supplemental Schedules:

  Schedule H, Line 4i - Schedule of Assets Held for Investment
             Purposes as of December 31, 1999...................  17

  Schedule H, Line 4j- Schedule of Reportable Transactions for
             the year ended December 31, 1999...................  19

Consent of Independent Accountants............................... 20

                   [Letterhead of PricewaterhouseCoopers LLP]

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
El Paso Energy Corporation:

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net  assets  available  for  benefits with  fund  information  present fairly, in all material respects, the net assets available for benefits of the  El  Paso  Energy Corporation Retirement Savings Plan (the  "Plan")  at
December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits with fund information for the year ended
December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall
financial statement presentation.   We  believe that our audits provide a
reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits with fund information and the statement of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund
information   are  the  responsibility  of  the  Plan's  management.    The
supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 23, 2000

                            EL PASO ENERGY CORPORATION
                           RETIREMENT SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                              December 31, 1999


                                          Fund Information
                         --------------------------------------------------------------------------------------
                                                                                                    Large
                                             Company           Equity        International      Capitalization
                              Income          Stock             Index           Equity             Equity
                              Fund            Fund              Fund             Fund              Fund(1)
                           ----------      -------------    -------------    --------------     --------------
Assets

Investments at
fair value:
   Company common
      stock               $     -           $155,462,460     $       -        $       -         $       -
   Equity interest              -                  -          85,209,217       13,702,589        38,382,510
   Participant loan             -                  -                 -                -                 -
   Short-term cash
      investments          10,005,585          1,068,225             173              -                 -
Investments at
contract  value:
   Deposits with
      financial
      institutions         78,667,449              -                 -                -                 -
   Deposits with
      insurance
      companies            73,659,911              -                 -                -                 -
                         ------------        -----------     -------------     -----------       ------------
   Total investment       162,332,945       156,530,685       85,209,390       13,702,589         38,382,510
                         ------------        -----------     -------------     -----------       ------------
Receivables:

   Dividends and
     interest                  13,910           826,809              -               -                 -
   Amounts due from
     (due to) others            -             3,825,876         (396,795)        (105,411)        (152,618)
                         ------------        -----------     -------------     -----------       ------------
   Total net
     receivables               13,910         4,652,685         (396,795)        (105,411)        (152,618)
                         ------------        -----------     -------------     -----------       ------------
Total assets              162,346,855       161,183,370       84,812,595       13,597,178       38,229,892
                         ------------        -----------     -------------     -----------       ------------

Net assets available
for Plan benefits        $162,346,855      $161,183,370      $84,812,595      $13,597,178      $38,229,892
                          ===========       ============     ===========      ===========      ===========


                                               Small
                         Putnam New        Capitalization        Asset
                         Opportunities        Equity          Allocation        Loan
                            Fund               Fund              Fund           Fund             Total
                        --------------     --------------     ----------      ----------      -------------
Assets

Investments at
fair value:
   Company common
      stock              $      -          $      -          $      -        $      -          $155,462,460
   Equity interest        66,332,522         2,477,536        18,691,362            -           224,795,736
   Participant loan             -                 -                 -         15,239,997         15,239,997
   Short-term cash
      investments               -                 -                 -               -            11,073,983
Investments at
contract  value:
   Deposits with
      financial
      institutions              -                 -                 -               -            78,667,449
   Deposits with
      insurance
      companies                 -                 -                 -               -            73,659,911
                        ------------        -----------     -------------     -----------       ------------
   Total investment      66,332,522         2,477,536         18,691,362      15,239,997        558,899,536
                        ------------        -----------     -------------     -----------       ------------
Receivables:

   Dividends and
     interest                  -                 -                  -               -               840,719
   Amounts due from
     (due to) others        245,255              -               76,333             -             3,492,640
                        ------------        -----------     -------------     -----------       ------------
   Total net
     receivables            245,255              -               76,333             -             4,333,359
                        ------------        -----------     -------------     -----------       ------------
Total assets             66,577,777        2,477,536         18,767,695       15,239,997        563,232,895
                        ------------        -----------     -------------     -----------       ------------

Net assets available
for Plan benefits       $66,577,777       $2,477,536        $18,767,695      $15,239,997       $563,232,895
                         ===========       =========         ==========       ==========        ===========


(1) The Large Capitalization Equity Fund replaced the Growth Fund. See Investment Options under footnote 1.

      The accompanying notes are an integral part of these financial statements

                            EL PASO ENERGY CORPORATION
                           RETIREMENT SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                              December 31, 1998


                                          Fund Information
                         --------------------------------------------------------------------------------------

                                             Company           Equity        International
                              Income          Stock             Index           Equity             Growth
                               Fund            Fund              Fund             Fund              Fund
                           ----------      -------------    -------------    --------------     --------------
Assets

Investments at
fair value:
   Company common
      stock               $     -           $107,917,167     $       -        $       -         $       -
   Equity interest              -                  -          78,825,896       10,085,840        28,807,691
   Deposits with
    insurance companies     8,710,660              -                 -                -                 -
   Participant loan             -                  -                 -                -                 -
   Short-term cash
      investments          10,774,913          9,298,189             -                -                 -
Investments at
contract  value:
   Deposits with
      financial
      institutions         37,105,508              -                 -                -                 -
   Deposits with
      insurance
      companies           100,844,788              -                 -                -                 -
                         ------------        -----------     -------------     -----------       ------------
   Total investment       157,435,869       117,215,356       78,825,896       10,085,840        28,807,691
                         ------------        -----------     -------------     -----------       ------------
Receivables:

   Dividends and
     interest                  20,070           580,470              -                 -                 -
   Amounts due from
     (due to) others       (2,750,255)        7,738,104          (155,395)         (71,386)           1,168
                         ------------        -----------     -------------     -----------       ------------
   Total net
     receivables           (2,730,185)        8,318,574          (155,395)         (71,386)           1,168
                         ------------        -----------     -------------     -----------       ------------
Total assets              154,705,684       125,533,930        78,670,501       10,014,454       28,808,859
                         ------------        -----------     -------------     -----------       ------------

Net assets available
for Plan benefits        $154,705,684      $125,533,930       $78,670,501      $10,014,454      $28,808,859
                          ===========       ============      ===========      ===========       ===========


                                               Small
                         Putnam New        Capitalization        Asset
                         Opportunities        Equity          Allocation        Loan
                            Fund               Fund              Fund           Fund             Total
                        --------------     --------------     ----------      ----------      -------------
Assets

Investments at
fair value:
   Company common
      stock              $      -          $      -          $      -        $       -          $107,917,167
   Equity interest         39,987,627         2,023,607        25,185,591            -           184,916,252
   Deposits with
    insurance companies         -                 -                 -                -             8,710,660
   Participant loan             -                 -                 -         16,093,331          16,093,331
   Short-term cash
      investments               -                 -                 -                -            20,073,102
Investments at
contract  value:
   Deposits with
      financial
      institutions              -                 -                 -                -            37,105,508
   Deposits with
      insurance
      companies                 -                 -                 -                -           100,844,788
                        ------------        -----------     -------------     -----------       ------------
   Total investment      39,987,627          2,023,607         25,185,591     16,093,331         475,660,808
                        ------------        -----------     -------------     -----------       ------------
Receivables:

   Dividends and
     interest                  -                  -                  -           131,952             732,492
   Amounts due from
     (due to) others        (10,608)            (6,164)          (221,739)     1,347,375           5,871,100
                        ------------        -----------     -------------     -----------       ------------
   Total net
     receivables            (10,608)            (6,164)          (221,739)     1,479,327           6,603,592
                        ------------        -----------     -------------     -----------       ------------
Total assets            $39,977,019         $2,017,443        $24,963,852    $17,572,658         482,264,400
                        ------------        -----------     -------------     -----------       ------------

Net assets available
for Plan benefits       $39,977,019         $2,017,443        $24,963,852    $17,572,658       $482,264,400
                         ===========        ==========         ==========     ==========        ===========


    The accompanying notes are an integral part of these financial statements


                     EL PASO ENERGY CORPORATION
                     RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
               PLAN BENEFITS WITH FUND INFORMATION

               For the Year Ended December 31, 1999

                     --------------------------------------------------------------------------------------
                                                                                           Large
                                             Company       Equity      International    Capitlization
                               Income         Stock        Index           Equity           Equity
                                Fund          Fund         Fund            Fund             Fund(1)
                     --------------------------------------------------------------------------------------

Dividends                  $      -       $  2,786,192    $     -      $        -       $  1,277,434
Interest                    10,678,875         253,667             11        490,600            -
Net appreciation
 (depreciation)
 in fair value of
 investments                      -         16,906,164     15,773,273      3,262,377       7,438,918
                           -----------     -----------     ----------    ------------     ----------
      Net investment
        income              10,678,875      19,946,023     15,773,284      3,752,977       8,716,352
Contributions:
    Employer                    84,221       9,295,566         41,338          6,108          23,357
    Participants             5,695,654       3,757,438      3,353,927        746,695       2,141,041
Net loan activity              887,810         114,595        244,089        110,099         138,552
Trustee transfers              856,333         (70,919)       (97,315)       (22,407)         (4,135)
Interfund tranfers           4,988,668       8,098,674     (8,631,108)      (330,658)      1,358,620
Benefits paid to
   participants            (15,081,361)     (5,351,699)    (4,445,849)      (680,090)     (2,952,754)
Administrative fees           (469,029)       (140,238)       (96,272)             -            -
                           -----------     -----------     ----------    ------------     ----------
Net increase/(decrease)      7,641,171      35,649,440      6,142,094      3,582,724       9,421,033
                           -----------     -----------     ----------    ------------     ----------
Net assets available
    for Plan benefits:
    Beginning  of period   154,705,684     125,533,930     78,670,501     10,014,454      28,808,859
                           ===========     ===========     ==========     ===========     ==========
    End of period         $162,346,855   $161,183,370     $84,812,595    $13,597,178     $38,229,892



                    --------------------------------------------------------------------------------------
                                             Small
                             Putnam New    Capitalization     Asset
                            Opportunties     Equity          Allocation       Loan
                                Fund          Fund             Fund            Fund          Total
                     --------------------------------------------------------------------------------------


Dividends                 $ 4,891,401    $      1,676     $      -        $     -         $  8,956,703
Interest                         -               -          1,373,802       1,366,045       14,163,000
Net appreciation
 (depreciation)
 in fair value of
 investments               21,818,286         114,356      (1,609,924)          -           63,703,450
                           ----------       ---------      ----------      ----------      -----------
      Net investment
        income             26,709,687         116,032        (236,122)      1,366,045       86,823,153
Contributions:
    Employer                   25,920           2,086          14,634            -           9,493,230
    Participan              2,355,030         288,798       1,248,467            -          19,587,050
Net loan activity             197,836          16,226         102,193      (1,811,400)            -
Trustee transfers             (33,259)           -            (54,596)        (66,496)         507,206
Interfund tranfers            594,954          98,157      (6,177,307)           -                -
Benefits paid to
   participants            (3,249,410)        (61,206)     (1,093,426)     (1,820,810)     (34,736,605)
Administrative fees              -               -               -               -            (705,539)
                           ----------       ---------      ----------      ----------      -----------
Net increase/(decrease)    26,600,758         460,093      (6,196,157)     (2,332,661)      80,968,495

Net assets available
    for Plan benefits:
    Beginning  of period   39,977,019       2,017,443      24,963,852      17,572,658      482,264,400
                           ----------       ---------      ----------      ----------      -----------
    End of period         $66,577,777      $2,477,536     $18,767,695     $15,239,997     $563,232,895
                           ==========       =========      ==========      ==========      ===========

(1) The Large Capitalization Equity Fund replaced the Growth Fund. See Investment Options under footnote 1.

     The accompanying notes are an integral part of these financial statements

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)

1.DESCRIPTION OF PLAN
  -------------------
  The following description of the El Paso Energy Corporation Retirement Savings Plan (the "Plan") provides general information about the Plan's provisions in effect for the plan year ending December 31, 1999. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

  General
  -------

  The Plan is a defined contribution plan covering eligible employees of El Paso Energy Corporation (the "Company") and its participating employers, except leased employees, certain nonresident aliens, and members of any unit covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Contributions
  -------------

  A participant may elect to make basic contributions from 2 percent to 10 percent of his or her eligible compensation on a before-tax or after-tax basis. The Company will make matching contributions of Company common stock, or cash which is initially invested in Company common stock, equal to 75 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a matching Company contribution, he or she may make after-tax supplemental contributions to the Plan from 1 percent to 5 percent of his or her eligible compensation. A participant may also elect to have the amount of available cash under the Company's FlexPlan transferred to the Plan as a flex contribution and may make an approved rollover contribution of a distribution received or direct transfer from another qualified retirement plan. There are certain legal limitations applicable to contributions to the Plan. Federal income taxes on before-tax contributions, company matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan.

  Participant Accounts
  --------------------

  Each participant's account is credited with the participant's contributions, the Company's matching contribution, and the participant's share of net earnings or losses of his or her respective investment funds elected under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant's account balances in that fund.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)




1. DESCRIPTION OF PLAN (Continued)
   -------------------

  Vesting
  -------

  A participant's interest in the balance credited to his or her account is fully vested at all times.

  Payment of Benefits
  -------------------

  Upon   separation  from  service  with  the   Company,   a
  participant whose account balance has exceeded $5,000 may elect to receive either a lump-sum amount equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance has never been more than $5,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may also be available, as provided by the Plan.

  Participant Loans
  ------------------

  To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an "IRA Account" under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant's account, excluding any IRA Account balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance(s) during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is 1 percent above the prime rate, which is determined on the last business day of the month proceeding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from 1 to 5 years. When a participant terminates employment with the Company, the unpaid balance of the participant's loan(s) will be deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after the separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


1. DESCRIPTION OF PLAN (Continued)
   -------------------

  Investment Options
  ------------------

  With certain exceptions as described below, a participant could direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds during 1999. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

       1) Income Fund - invested primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that there will not be a reduction in principal due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of the underlying bonds. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To enhance the safety of the fund, most of the investment contracts are backed by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Income Fund. PRIMCO Capital Management, Inc. ("PRIMCO") manages the Income Fund.

       2) Company Stock Fund - invested primarily in common stock of the Company (NYSE:EPG). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account.

  Also included in the Company Stock Fund were shares of "new" Tenneco Inc. and Newport News Shipbuilding Inc. These shares were transferred to the Plan upon its merger with the Tenneco Energy Plan in 1997. At December 31, 1998, all such shares had been liquidated, in accordance with the Plan's provisions, and the proceeds not directed by the participants to other investments were reinvested in shares of Company stock in early January 1999.

       3) Equity Index Fund - invested primarily in an index fund designed to match the performance of the Standard and Poors (S&P) Index by investing in stock of most of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Daily Equity Index Fund (T) managed by Barclays Global Investors (BGI).

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)



1. DESCRIPTION OF PLAN (Continued)
   -------------------

  Investment Options
  ------------------

       4) International Equity Fund - invested primarily in the publicly traded mutual fund known as the Templeton Foreign Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

       5) Growth Fund - From June 1, 1998 to December 1, 1999, the Growth Fund was invested primarily in the publicly traded mutual fund known as the Founders Growth Fund managed by Founders Asset Management, Inc. Prior to June 1, 1998, the growth funds were invested primarily in the publicly traded mutual fund Fidelity Growth Company Fund managed by Fidelity Management & Research Company. This investment option was terminated on December 1, 1999 and participants' remaining account balances in this fund were transferred to the Large Capitalization Equity Fund (see below).

       6) Large Capitalization Equity Fund - invested primarily in the publicly traded mutual fund known as the Fidelity Magellan Fund managed by Fidelity Management & Research Company. This investment option became available to participants effective December 1, 1999.

        7)    Putnam  New  Opportunities  Fund  -   invested
  primarily in the publicly traded mutual fund known as the Putnam New Opportunities Fund (Class A) managed by Putnam
  Investments, Inc.

        8) Small Capitalization Equity Fund - invested primarily in the publicly traded mutual fund known as the SSgA Small Cap Fund managed by State Street Global
  Advisors. This investment option became available to participants effective June 1, 1998.

       9) Asset Allocation Fund - invested primarily in the publicly traded mutual fund known as the INVESCO Total
  Return Fund managed by INVESCO Funds Group Inc.

       10) Loan Fund - invested individually for each borrowing participant in any loans to the participant.

1.DESCRIPTION OF PLAN (Continued)

  The following number of participants were invested in the various funds at December 31, 1999 and 1998:

                                       Number of
             Fund                      Participants
           ---------                 ---------------
                                     1999     1998
                                     -----    ----
    Income Fund                     2,555    2,708
    Company Stock Fund              4,148    3,778
    Equity Index Fund               2,027    2,062
    International Equity Fund         900      860
    Growth Fund                        -     1,441
    Large Capitalization Equity
    Fund                            1,585        -
    Putnam New Opportunities Fund   1,775    1,631
    Small Capitalization Equity
      Fund                            315      237
    Asset Allocation Fund           1,027    1,159
    Loan Fund                       1,055    1,304


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

  Valuation of Investments
  ------------------------
  For the Plan years ending December 31, 1999 and 1998, the Plan's investment contracts with financial institutions and insurance companies are reported at contract value which approximates estimated fair value. The average yield for these investment contracts reported at contract value for 1999 equaled 6.62 percent with an averaging crediting interest rate of 6.46 percent. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. Estimated fair value for investment contracts is based on discounted cash flows using current market rates for similar investments with similar terms. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
   ------------------------------------------
  Investment Income
  -----------------

  Dividend and interest income from investments is recorded as earned on an accrual basis and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund. Dividend and interest income is reported in accordance with the Internal Revenue Service ("IRS") Form 5500 instructions. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities, and dividends received from funds invested in commingled equity or mutual funds.

  Expenses
  --------
  Administrative expenses include participant recordkeeping and custodial fees, and certain professional fees incurred and paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

  Net Appreciation (Depreciation) in Fair Value of Investments
  ------------------------------------------------------------

  The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the
  unrealized    appreciation   (depreciation)    on    those
  investments.

  Risks and Uncertainties
  -----------------------

  The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)



3. INVESTMENTS
   -----------

  Investments representing 5 percent or more of the Plan's net assets are separately identified.

                                                           December 31,
                                                         --------------
                                                       1999          1998
                                                       ----           ----
  El Paso Energy Corporation common stock,
     4,005,474  and  3,099,910  shares,
      respectively                                 $155,462,460  $ 107,917,167

  Barclays Equity Index Fund, 2,095,550 and
      2,342,774   shares,  respectively              85,209,217     78,825,896

  Fidelity Magellan Fund, 280,923 shares             38,382,510*             -

  Founders Growth Fund, 1,408,603 shares                    -       28,807,691*

  Putnam New Opportunities Fund, 729,249 and
      683,206 shares, respectively                   66,332,522     39,987,627

  * Effective December 1,1999, the Fidelity Magellan Fund was added while the Founders Growth Fund was removed from the investment mix.

4. CONCENTRATION OF CREDIT RISK
   ----------------------------

  The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Income Fund held approximately 29 percent and 33 percent of the invested assets of the Plan at December 31, 1999, and 1998, respectively. The Company Stock Fund held approximately 29 percent and 25 percent of the invested assets of the Plan at December 31, 1999, and 1998, respectively. The Company believes that it offers sufficient investment options to offset any significant concentration of credit risk.

5. RELATED PARTY TRANSACTIONS
   --------------------------

  Bankers Trust Company is the trustee for the Plan. Certain assets of the Plan were invested in the following funds and contracts issued by Bankers Trust Company: (i) BT Pyramid Directed Account Cash Fund and (ii) various investment contracts. During 1999, approximately 42 percent and 47 percent of the Plan's purchase and sale transactions, respectively, were related to these assets.

6. INVESTMENT CONTRACTS UNDER REHABILITATION
   -----------------------------------------

  Confederation Life Insurance Company
  ------------------------------------

  The Income Fund had investment contracts issued by Confederation Life Insurance Company ("Confederation Life"), a Canadian insurance corporation. On August 12, 1994, an Order of Rehabilitation was entered which placed the U.S. assets of Confederation Life under the regulatory supervision of the Michigan Commissioner of Insurance (the "Commissioner"). The investment contracts issued by Confederation Life were valued at $5,986,270 on August 11, 1994. As of December 31, 1994, a Bankers Trust Company
  (Del) BASIC investment contract was amended to ensure the benefit responsiveness of the Confederation Life contracts and therefore these contracts are reported at contract value. A plan of rehabilitation was finalized and approved by the courts on March 31, 1997. Under the plan, the estate of Confederation Life was to be liquidated and paid to the contract holders over a three-year period. On September 29, 1999, final payment from the estate of Confederation Life was received. Payments totaling $7,176,968, or 119.9% of the August 11, 1994 balance, have been received from the rehabilitated contracts with all interest reflected as income on the statement of changes in net assets available for plan benefits with fund information.

  Mutual Benefit Life Insurance Company
  -------------------------------------

  On July 16, 1991, Mutual Benefit Life Insurance Company was placed in rehabilitation under the control of the Commissioner of Insurance of the State of New Jersey. On November 10, 1993, the Superior Court of New Jersey confirmed a Rehabilitation Plan for Mutual Benefit, and on March 28, 1994, PRIMCO opted to retain the investment contracts as restructured under the terms of the Rehabilitation Plan. Effective with the April 29, 1994, closing date of the Rehabilitation Plan, MBL Life Assurance Corporation assumed and reinsured the restructured contracts. At December 31, 1998, the value of the restructured contracts was $8,710,660. By June 1, 1999, principle and accrued interest totaling $8,645,692 were received by the Plan, and on July 1, 1999, $995,632 of contract value was assumed by SunAmerica Life Insurance Company at 8.08% maturing on January 2, 2004.

7. TAX  STATUS
   -----------

  The  Plan  is intended to be a qualified plan pursuant  to
  Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on July 2, 1998, stating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)




8. AMENDMENTS
   -----------

  On August 14, 1998, the Company, through its subsidiary, completed the acquisition of DeepTech International Inc After spin off of the assets attributable to employees of Tatham Offshore Inc., the account balances, approximating $1.4 million, of the remaining employees in the DeepTech International Inc. Section 401(k) Plan were transferred to the Plan effective April 30,1999, and are reflected in the statement of changes in net assets available for plan benefits at fair value as trustee transfers.

  Effective September 9, 1998, certain assets of the Company were acquired by Midcoast Energy Resources, Inc. ("Midcoast") and certain former employees of the Company became employees of Midcoast. The account balances, approximating $835,000, of the employees who became Midcoast employees were transferred from the Plan to the Midcoast Energy, Inc. 401(k) Plan effective February 1, 1999, and are reflected in the statement of changes in net assets available for plan benefits at fair value as trustee transfers.

  Effective December 1, 1999, the Plan's investment fund mix was amended to remove the Founders Growth Fund and add the Fidelity Magellan Fund as an investment alternative.

  On October 25, 1999, the Company and Sonat Inc. ("Sonat") completed a merger and the Sonat Savings Plan (the "Sonat Plan") was merged into and became part of the Plan. Account balances of participants in the Sonat Plan were frozen from participant activity until year end. Effective January 1, 2000, account balances, approximating $137 million, of Sonat Plan participants were transferred to the Plan.

  Effective January 1, 2000, an eligible employee becomes a participant in the Plan immediately upon employment by a participating company.

9. SUBSEQUENT EVENTS
   -----------------

  On January 5, 2000, the Company, through its subsidiary, completed the acquisition of Crystal Gas Storage Inc. ("Crystal"). Crystal maintained the Crystal Oil Company 401(k) and Trust (the "Crystal Plan"). Effective March 1, 2000, account balances, approximating $1.6 million, of participants in the Crystal Plan were transferred to the Plan.

  On January 18, 2000, Bonneville Pacific Corporation ("Bonneville") merged with and into a subsidiary of the Company, with the Bonneville Pacific Corporation continuing as the surviving corporation. On March 1, 2000, all employees transferred out of the Bonneville Pacific Corporation and became employees of other Company subsidiaries. Effective May 1, 2000, account balances, approximating $2.6 million, of participants in the Bonneville Pacific Corporation 401(k) Plan (the "Bonneville Plan") were transferred to the Plan.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)



10. SUBSEQUENT EVENTS (Continued)
    ------------------

  On January 17, 2000, the Company entered into a definitive agreement to merge with The Coastal Corporation ("Coastal"). In the merger, each share of Coastal common stock and Class A common stock will be converted on a tax-free basis into shares of Company common stock. In addition, holders of Coastal stock options and holders of Coastal preferred stock shall receive shares of Company common stock. On May 5, 2000, the shareholders of Coastal approved the merger and shareholders of the Company approved the issuance of shares to complete the merger. The merger is expected to close in the fourth quarter of 2000 and is subject to certain customary conditions, including, among others, receipt of certain required regulatory approvals. Upon completion of the merger, it is anticipanted that the Coastal Thrift Plan will be merged into the Plan.

10. PLAN TERMINATION
    ----------------

  Although  the Company has not expressed any intent  to  do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as directed by the Retirement Savings Plan committee in accordance with the Plan and applicable law, on the basis of their account balances existing at the date of termination as adjusted for investment gains and losses.

                 EL PASO ENERGY CORPORATION
                   RETIREMENT SAVINGS PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


11. RECONCILIATION WITH FORM 5500
    -----------------------------



  The  following is a reconciliation of net assets available for  Plan  benefits per the financial statements  to  Form
  5500:
                                                           December 31,
                                                      ---------------------
                                                      1999            1998
                                                      ----            ----
     Net assets available for Plan benefits
       per the financial statements              $ 563,232,895   $ 482,264,400
       Less: final distributions and
             participant withdrawals that
             have been processed and approved
             but not paid by the Plan                  484,690         826,872
                                                  -------------   -------------
     Net assets available for Plan benefits
       per the Form 5500                         $ 562,748,205   $ 481,437,528
                                                  =============   =============

  The  following  is a reconciliation of the change  in  net assets  available  for  Plan benefits  per  the  financial statements to Form 5500:
                                                     For the year ended
                                                      December 31, 1999
                                                     ------------------

     Net increase in net assets
      available for Plan benefits per the
      financial statements                            $    80,968,495
     plus: change in distributions and
           participant withdrawals that
           had been processed and
           approved but not paid by the Plan                  342,182
                                                       ---------------
     Net  increase in net assets
      available for Plan benefits per the
      the   Form   5500                               $    81,310,677
                                                       ================


  Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles and, therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

                           EL PASO ENERGY CORPORATION
                            RETIREMENT SAVINGS PLAN
                           EIN: 76-0568816        Plan: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 December 31, 1999



                                                     Number of
                                                      shares
                                                    (units) or
                                                     principal
Identity of issue, borrower, or                      amount of
similar party, and                                   bonds and               Current
description of investment                              notes       Cost       value
------------------------------                      ---------  ------------   -----------
COMPANY STOCK FUND
  El Paso Energy Corporation common stock           4,005,474  $131,095,888   $155,462,460
  Short-term securities
    Bankers Trust Company
       BT Pyramid Directed Account Cash Fund         1,068,225    1,068,225      1,068,225
                                                                ------------   -----------
      Total investments - Company Stock Fund                    132,164,113    156,530,685
                                                                ------------   -----------
INCOME FUND
  Deposits with financial institutions
   Bankers Trust Company (Del)
     BASIC #  1- 888THT, 5.4098%, matures 09/30/00 23,991,676    23,991,676     23,991,676
     BASIC #  92-407ALP, 5.110%, matures 02/28/03   3,886,086     3,886,086      3,886,086
   Bank America NT & SA
     # 99-056, 6.220%, matures 09/15/04            15,979,613    15,979,613     15,979,613
    Chase Manhattan Bank
      #  401728, 6.580%, matures 12/30/03           9,710,170     9,710,170      9,710,170
    CDC Investment Management Corporation
      #  163-02, 7.77%                                    352           352            352
    State Street Bank & Trust
      # 98263, 5.68%, matures 05/16/05             25,099,552    25,099,552     25,099,552
                                                                 ----------     ----------
      Total deposits with financial institutions                 78,667,449     78,667,449

  Deposits with insurance companies
    Allstate Life Insurance Company
      #  31071, 6.27%, matures 10/01/02            3,267,298      3,267,298      3,267,298
    Business Men's Assurance
      # 1336, 5.75%, matures 11/17/03              3,193,464      3,193,464      3,193,464
    Continental Assurance Company
      #  630-05647, 6.37%, matures 02/01/06       11,775,522     11,775,522     11,775,522
    John Hancock Mutual Life Insurance Compan
      #  7733, 5.76% matures 02/01/02                 38,211         38,211         38,211
      #  7436, 6.01%, matures 5/1/07              13,388,123     13,388,123     13,388,123
      #  8836, 5.95%, matures 2/01/02                  3,868          3,868          3,868
    Mass Mutual Life Insurance Company
      #  10514,  6.10%,  matures 7/5/02            3,054,558      3,054,558      3,054,558
      #  10733,  5.98%,  matures 11/30/03          2,480,330      2,480,330      2,480,330
    Monumental Life Insurance Company
      #  0074TR, 7.16%, matures 04/10/07          26,215,140     26,215,140     26,215,140
    New York Life Insurance Company
      #  06749, 5.70%, matures 11/17/00              915,199        915,199        915,199
      #  06749-002, 5.62%, matures 09/20/01          776,373        776,373        776,373
      #  06749-003, 5.750%, matures 06/20/01       1,089,295      1,089,295      1,089,295
      #  30889, 6.67%, matures  1/06/03            3,964,948      3,964,948      3,964,948
    Peoples Security Life Insurance Corporation
      #  00204TR-1, 6.38%, matures 11/30/00        2,015,982      2,015,982      2,015,982
    Prudential Insurance Company of America
      #  6697, 8.13%, matures 11/20/00               446,196        446,196        446,196
    SunAmerica Life Insurance Company
      #  4891, 8.08%, matures 01/02/04             1,035,404      1,035,404      1,035,404
                                                                 ----------     ----------
      Total deposits with insurance companies                    73,659,911     73,659,911


  Short-term securities
    Bankers Trust Company
      BT Pyramid Directed Account Cash Fund      10,005,585     10,005,585     10,005,585
                                                                ---------     -----------
         Total investments - Income Fund                       162,332,945    162,332,945
                                                                ---------     -----------
LOAN FUND
  Participant Loans, 7% to 12.5%                 15,239,997          -         15,239,997
                                                                ---------     -----------
           Total investments - Loan Fund                             -         15,239,997
                                                                ---------     -----------
EQUITY INDEX FUND
  Barclays Equity Index
      Equity Index Fund                          2,095,550     52,192,350      85,209,217
  Short-term securities
    Bankers Trust Company
       BT Pyramid Directed Account Cash Fund           173            173             173
                                                                ---------     -----------
      Total investments - Equity Index Fund                    52,192,523      85,209,390
                                                                ---------     -----------
INTERNATIONAL EQUITY FUND
  Templeton Foreign Fund
      Templeton Foreign Fund-Internat'l
       Growth Mutual Fund                        1,221,265     12,413,214      13,702,589
                                                                ---------     -----------
      Total investments - International Equity
       Fund                                                    12,413,214      13,702,589
                                                                ---------     -----------
LARGE CAPITALIZATION EQUITY FUND
  Fidelity Magellan Fund
      Fidelity Magellan Portfolio Mutual Fund      280,923     37,088,885      38,382,510
                                                                ---------     -----------
         Total investments - Large Capitalization
                             Equity Fund                       37,088,885      38,382,510
                                                                ---------     -----------
PUTNAM NEW OPPORTUNITIES FUND
  Putnam New Opportunities Funds
     Putnam New Opportunities - Portfolio Mutual
      Fund                                         729,249     40,141,146      66,332,522
                                                                ---------     -----------
      Total investments - Putnam New
       Opportunities                                           40,141,146      66,332,522
                                                                ---------     -----------
SMALL CAPITALIZATION EQUITY FUND
  SSgA Small Cap Fund
    SSgA Small Cap - Portfolio Mutual fund         123,322      2,241,003       2,477,536
                                                                ---------     -----------
      Total investments - Small Cap
        Equity Fund                                             2,241,003       2,477,536
                                                                ---------     -----------
ASSET ALLOCATION FUND
  INVESCO Total Return
     INVESCO Total Return Manager Mutual Fund      645,420     18,105,863      18,691,362
      Total investments - Asset Allocation                     -----------    -----------
       Fund                                                    18,105,863      18,691,362
      Total Assets Held For Investment                        -----------     -----------
       Purposes                                               456,679,692     558,899,536
                                                              ===========     ===========

                      EL PASO ENERGY CORPORATION
                       RETIREMENT SAVINGS PLAN
                    EIN: 76-0568816        Plan: 002
         SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                   For the Year Ended December 31, 1999

                               Number of                                  Cost of
                               transactions     Purchase      Selling    securities     Net
    Security Description      Purchases Sales    price       Proceeds       sold        gain
    ---------------------     --------  ----  -----------   -----------  -----------  ---------
BT Pyramid Directed Acc't Cash    272   252  $295,800,360  $301,406,905 $301,406,905 $    -

El Paso Energy Corp Com Stk        48    54   112,872,849    81,725,149   64,835,383  16,889,766

Fidelity Magellan Fund             13    11    38,113,404     1,030,952    1,024,519       6,433

Founders FDS Inc. Growth Fund     111   113     9,942,931    44,831,375   37,513,294   7,318,081

Putnam New Opportunities Fund     134   113    20,898,077    16,303,562   11,662,886   4,640,676

Partn in Group Annuity with Hancock
for El Paso, #7733, 5.76%,
02/01/02                           17    10    11,689,391    15,201,779   15,201,779      -

J. Hancock Mtl Life #8836 GAC for
El Paso Energy Corp
5.95%, 02/01/02                    20    13    20,065,854    20,073,104   20,073,104      -

Partn in Group Annuity Contract
#00081TR with People for El Paso,
9.67%, 07/15/02                      9   29     2,842,632     28,988,165  28,988,165      -

Monumental Life Ins Co. Contract
#0074TR, 7.16%, 04/10/07             6    5    28,102,866      1,887,726  1,887,726       -

State Street Bank & Trust Contract
#98263, 5.68%, 05/16/05             23   30    36,807,199     12,809,062  12,809,062      -

Bank of America NT & SA Contract
#99-056, 6.22%, 09/15/04            15   10    26,515,705     10,536,092  10,536,092      -